Contact

www.linkedin.com/in/jeggitime
(LinkedIn)

Languages

French (Native or Bilingual)

Justin Georges

Founder/CEO at Netsave®
Santa Monica, California, United States

Summary

Tech-savvy, Agile Leader, Technical Product Manager; highly-driven
and proactive entrepreneur, eager to change the world through
innovation...

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Experience

Netsave
Founder/CEO
May 2021 - Present (4 years)
Los Angeles, California, United States

AMERICAN ACCORD INSURANCE, INC.
Founder & Principal Broker
April 2011 - June 2022 (11 years 3 months)
Naples, Florida, United States

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Education

Stanford University School of Engineering
Prof Certificate in Digital Transformation · (2024 - 2024)

UCLA Extension
Pro Certificate, Product Management · (2022 - 2022)

Florida Gulf Coast University
BS (Dropout, Pro Career), Finance · (2005 - 2007)

Florida SouthWestern State College
AA & AS, Business Admin & Mgmt · (2003 - 2005)